SEC
Mail Processing
Section

MAR 18 2019

Washington DC
413

SECUR

19010321

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Ducera Securities LLC

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 Park Avenue, 16th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Hopkins (603) 216-8933
(Area Code - Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

2 Logan Square – Suite 2001 (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

**CHECK ONE:**

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
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| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).* SEC 1410 (3-91)

RMS

## AFFIRMATION

I, Patrick Dowling, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Ducera Securities LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Operating Officer
Title

Subscribed and sworn
to before me

MICHAEL L FEINBERG
NOTARY PUBLIC-STATE OF NEW YORK
No. 02FE6358191
Qualified in New York County
My Commission Expires 05-08-2021

## Ducera Securities LLC
**(A wholly owned subsidiary of Ducera LLC)**
**TABLE OF CONTENTS**

**This report ** contains (check all applicable boxes):**



** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## Ducera Securities LLC
**(A wholly owned subsidiary of Ducera LLC)**

## Index
## December 31, 2018

withum
ADVISORY TAX AUDIT

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Ducera Securities LLC

## Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Ducera Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.
March 14, 2019

WithumSmith+Brown, PC Two Logan Square, Suite 2001, 18th and Arch Streets, Philadelphia, Pennsylvania 19103-2726 T (215) 546 2140 F (215) 546 2148 withum.com

## Ducera Securities LLC
**(A wholly owned subsidiary of Ducera LLC)**

## Statement of Financial Condition
**December 31, 2018**

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 320,237 |
| Accounts receivable, net of allowance for doubtful accounts of $5,708 | | 91,087 |
| Other assets | | 5,112 |
| Total assets | $ | 416,436 |
| | | |
| **Liabilities and Member's Equity** | | |
| Liabilities | | |
| Accounts payable and accrued expenses | $ | 25,888 |
| Due to affiliate | | 3,333 |
| Total liabilities | | 29,221 |
| | | |
| Member's equity | | 387,215 |
| Total liabilities and member's equity | $ | 416,436 |

The accompanying notes are an integral part of these financial statements.

### 1. Organization and Business

Ducera Securities LLC (the "Company"), a wholly owned subsidiary of Ducera LLC (the "Parent"), is a limited liability company and was formed under the laws of Delaware on May 18, 2015. On February 11, 2016, the Company became a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The primary business of the Company is to act as a broker-dealer providing advisory services on mergers, acquisitions, divestitures, restructuring, defensive strategies, joint ventures, capital raising activities, private placements, and similar transactions, activities and strategies.

### 2. Summary of Significant Accounting Policies

**Basis of Presentation**
These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

**Revenue Recognition**
Revenue from contracts with customers includes advisory fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. The Company applies significant judgment to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. The Company determined that all advisory revenue was appropriately recognized at December 31, 2018 and should not be considered contract liabilities.

Additionally, the Company receives reimbursement for expenses incurred as part of the general advisory services and transaction fees. The Company recognizes these reimbursed expenses in the period in which they were incurred.

**Cash**
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

**Accounts Receivable**
Accounts receivable arise when the Company has the unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. Accounts receivable includes

## 2. Summary of Significant Accounting Policies (continued)

retainer fees, reimbursable expenses and success fees due from clients. As of January 1, 2018, the accounts receivable balance was $120,000. At December 31, 2018, there were accounts receivable of $91,087 reported in the statement of financial condition.

Management reviews all accounts receivable balances, determines a course of action on any delinquent amounts, and provides an allowance for amounts which collection is considered to be doubtful. At December 31, 2018, the allowance for doubtful accounts was $5,708.

**Contract Balances**
Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of January 1, 2018 and during the year the Company had no contract assets or contract liabilities. As of December 31, 2018, the Company had no contract assets or contract liabilities.

**Income Taxes**
The Company is a single member limited liability company ("LLC") that is treated as a disregarded entity. The Company's owner, the Parent, is a LLC that has not elected to be treated as a corporation and accordingly is not subject to United States federal and state income tax at the entity level, but is subject to local taxes which are based on income. The Parent is required to take into account each item of the Company's income, gain, loss, deduction, and credit for the taxable year. The policy of the Parent is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to the consolidated taxable income for financial reporting purposes.

The Company is subject to NYC taxes. For the year-ended December 31, 2018, the Company recorded taxes of $1,769,176.

## 3. Revenues from Contracts with Customers

Revenues consist of fees from advisory services and reimbursed costs incurred in fulfilling the contract. Revenues reflect revenues from our Corporate Finance, Financial Restructuring, and Financial Advisory Services business segments.

Revenues for all three business segments are recognized upon satisfaction of the performance obligation and may be satisfied over time or at a point in time. The amount and timing of the fees paid vary by the type of engagement.

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in

### 3. Revenues from Contracts with Customers (continued)

exchange for those goods or services. The Company adopted the standard effective January 1, 2018 and under the new standard, the Company recognizes revenue from contracts with customers upon satisfaction of our performance obligations by transferring the promised services to the customers. A service is transferred to a customer when the customer obtains control of and derives benefit from that service. Revenue from a performance obligation satisfied over time is recognized by measuring our progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The Company applied the modified retrospective method of adoption, which resulted in no adjustment as of January 1, 2018.

The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised services (i.e., the "transaction price").In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of our past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of our influence, such as market volatility or the judgment and actions of third parties. The substantial majority of the Company's advisory fee (i.e., the success related Completion Fees) are considered variable and constrained as they are contingent upon a future event which includes factors outside of our control (e.g., completion of a transaction or third party emergence from bankruptcy or approval by the court).

Revenues from Corporate Finance engagements primarily consist of fees generated in connection with advisory services related to corporate finance, mergers and acquisitions, and private placements. Completion Fees from these engagements are recognized at a point in time when the related transaction has been effectively closed. At that time, the Company has transferred control of rendered service and the customer obtains control. Corporate Finance contracts generally contain a variety of services that may be capable of being distinct, but they are not distinct within the context of the contract as the various services are inputs to the combined output of successfully brokering a specific transaction. Management's judgment is required in determining when a transaction is considered to be complete or terminated.

Revenues from Financial Restructuring engagements primarily consist of fees generated in connection with advisory services to debtors, creditors and other parties-in-interest involving recapitalization or deleveraging transactions implemented through, inter alia, bankruptcy proceedings, out-of-court exchanges, consent solicitations and other mechanisms, as well as in distressed mergers and acquisitions and capital markets activities. Retainer Fees from restructuring engagements are recognized over time using a time elapsed measure of progress as our clients simultaneously receive and consume the benefits of those services as they are provided. Completion Fees from these engagements are recognized at a point in time when the related

### 3. Revenues from Contracts with Customers (continued)

transaction has been effectively closed. At that time, the Company has transferred control of the service and the customer obtains control.

Revenues from Financial Advisory Services engagements primarily consist of fees generated in connection with valuation services and rendering fairness and financial opinions. Revenues are recognized at a point in time as these engagements include a singular objective that does not transfer any notable value to the Company's clients until the opinions have been rendered and delivered to the client.

Disaggregation of revenue is presented on the face of the Statement of Operations by type of revenue type earned by the Company.

### 4. New Accounting Pronouncements

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2019. A lessee will be required to recognize on the balance sheet the assets and liabilities for the lessee with lease terms of more than 12 months.

Management has evaluated the effect of this pronouncement and determined that it will have no material impact on the financial statements and related disclosures.

### 5. Transactions with Related Parties

The Company maintains an intercompany services agreement (the "Expense Sharing Agreement") with the Affiliate, also owned by the Parent, whereby the Affiliate provides accounting, administrative, office space, human resources and other services. During the year ended December 31, 2018, the Company, pursuant to the Expense Sharing Agreement, incurred $400,977 of expenses, included in the accompanying statement of operations. At December 31, 2018, the Company owes the Affiliate $3,333, which is included as a liability in the accompanying Statement of Financial Condition.

The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

### 6. Concentrations

During 2018, two engagements accounted for approximately 82% of the Company's revenue.

### 7. Regulatory Requirements

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $291,016, which exceeded the required net capital of $5,000 by $286,016.

The Company does not hold customers' cash or securities and, therefore, SEC Rule 15c3-3 under the Securities Exchange Act of 1934 has no impact on the Company.

### 8. Subsequent Events

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018 and determined that there are no material events that would require additional disclosure in the Company's financial statements.